MANGROVE PARTNERS QUESTIONS THE PROPOSED SALE OF CPEX PHARMACEUTICALS AND
INTENDS TO VOTE “NO” ON THE MERGER

Special Meeting Scheduled to Take Place March 24, 2011

New York, New York – February 28, 2011 – Mangrove Partners, owners of 149,373 shares representing approximately 5.71% of the outstanding shares of CPEX Pharmaceuticals, Inc (NASDAQ: CPEX), today announced that it has decided to vote against the sale and against giving CPEX the right to adjourn the special meeting. Mangrove Partners made its decision after critically examining the merits of the proposed sale of CPEX for $27.25 per share or only 3.6x management’s forecast operating profit in 2011.  Mangrove Partners has prepared a presentation containing analysis regarding the merger for both CPEX’s Board of Directors and fellow stockholders and has posted the analysis to the new website www.cpexripoff.com.

Commenting on the transaction, Nathaniel August, Director of Mangrove Partners, said “Our analysis led us to the clear conclusion that CPEX is worth far more than $27.25 per share and that there are straightforward means of achieving a higher value. To share this analysis, we created the website www.cpexripoff.com and welcome feedback from our fellow stockholders.”

Mangrove Partners has voiced its opposition to the proposed transaction based upon the following factors:

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Inadequate Price: The merger represents only 3.6x 2011 forecast operating profit and is a discount to the debt being raised by the acquirer. The inadequate price was further revealed when the acquirer’s stock more than doubled after announcing it will acquire CPEX.

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Better Alternatives: CPEX can refocus itself on paying its substantial earnings out to stockholders and can afford a dividend of over $4 per share without touching its estimated net cash position of over $9 per share. Alternatively, CPEX may be able to spinoff Testim into a royalty trust paying over $8 per share in annual dividends. We believe CPEX is worth substantially more as a standalone company than the merger consideration being offered.

•	Conflicted Management: Management is set to receive change of control payments of over $7.3 million or over 10% of the value of CPEX.
•
Faulty Fairness Opinion: The fairness opinion is lacking key elements such as comparable transactions and comparable companies analyses. The DCF analysis provided to stockholders appears misguided and we could not replicate its conclusions using the banker’s methodology.

 Investors with questions concerning our reasons for voting against the merger should call Steven C. Balet or Geoff Sorbello at Okapi Partners LLC, which is advising Mangrove Partners, toll free at 1-877-285-5990.

Mangrove Partners’ original letter to CPEX can be found here:

-	http://sec.gov/Archives/edgar/data/1418919/000114420411004807/v209462_ex99-2.htm